UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

AmeriServ Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03074A102

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

1266 E. Main Street

Suite 700R

Stamford, CT 06902

(646) 360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		101,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

101,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,192,425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,192,425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,192,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,192,425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,192,425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,192,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 03074A102

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of AmeriServ Financial, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Main & Franklin Streets, P.O. Box 430, Johnstown, PA 15907-0430.

Item 2.	Identity and Background.

(a)       The undersigned hereby filed this Schedule 13D on behalf of Driver Opportunity Partners I LP, a Delaware limited partnership (“Partnership”), Driver Management Company LLC, a Delaware limited liability company (“Driver”), and J. Abbott R. Cooper. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)—(c) Partnership is a Delaware limited partnership, the principal purpose of which is investing in securities.

Driver is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership and to manage certain other investments on behalf of separately managed accounts (the “SMAs”) and other investment vehicles.

The principal occupation of Mr. Cooper is to serve as the managing member of Driver.

The principal place of business address of each of the Reporting Persons is 1266 E. Main Street, Suite 700R, Stamford, CT 06902.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cooper is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Partnership and the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 101,000 Shares beneficially owned directly by the Partnership is approximately $402,236, including brokerage commissions. The aggregate purchase price of the 1,091,425 Shares beneficially owned directly by the SMAs is approximately $4,208,530, including brokerage commissions.

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CUSIP No. 03074A102

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Issuer’s board of directors (the “Board”), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 17,114,617 Shares outstanding as of November 1, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Partnership

As of the date hereof, the aggregate number of Shares that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 101,000 Shares, which constitutes less than 1% of the outstanding Shares.

Driver

As of the date hereof, the aggregate number of Shares held in the SMAs is 1,091,425 Shares. Because of its position as the general partner of Partnership and the investment manager of the SMAs, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 1,192,425 Shares owned in aggregate by the Partnership and held in the SMAs, which constitutes approximately 7.0% of the outstanding Shares. Driver disclaims beneficial ownership of any Shares owned by the Partnership and held in the SMAs except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the aggregate 1,192,425 Shares, which constitutes approximately 7.0% of the outstanding Shares. Mr. Cooper disclaims beneficial ownership of any Shares held by Partnership and held in the SMAs except to the extent of his pecuniary interest therein.

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CUSIP No. 03074A102

(b)       Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by it.

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by Partnership. Driver, as the investment manager of the SMAs, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares held in the SMAs.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Partnership and held in the SMAs. Information regarding Mr. Cooper is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)       The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule A attached hereto. Except as described in this Schedule 13D and Schedule A attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d)       To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Item 5.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 18, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 18, 2022

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CUSIP No. 03074A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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CUSIP No. 03074A102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Driver Opportunity Partners I LP

Purchase of Common Stock	8,411	3.9437	11/07/2022
Purchase of Common Stock	16,589	3.9600	11/08/2022
Purchase of Common Stock	12,348	3.9405	11/11/2022
Purchase of Common Stock	12,652	3.9682	11/14/2022
Purchase of Common Stock	50,000	3.9700	11/15/2022

Driver Management Company LLC

(Through Separately Managed Accounts)

Purchase of Common Stock	245,382	3.9800	11/08/2022